                                                                      EXHIBIT 12

                                IMC Global Inc.
               Computation of Ratio of Earnings to Fixed Charges

                                           Six Months                     Years Ended December 31,
                                              Ended       ------------------------------------------------------
                                          June 30, 1998    1997         1996        1995       1994       1993
                                          -------------   -------      -------     -------   --------    -------
Fixed charges:
  Interest charges                            $ 83.7      $ 53.5       $ 56.7      $ 69.8     $ 77.5     $  76.6
                                              ======      ======       ======      ======     ======     =======
Earnings:
  Net earnings (loss)                         $132.3      $ 62.9       $127.1      $215.5     $113.9     $(151.1)
  Extraordinary charge                           2.7        24.9          8.1         3.5        4.4        25.2
  Cumulative effect of accounting
    change                                        --          --           --          --        5.9          --
  Provision (credit) for income                 73.2        43.5         89.7       129.4       97.8       (75.2)
    taxes
  Minority interest                             17.2       124.4        185.7       163.6      106.8         5.3
  Interest charges                              83.7        53.5         56.7        69.8       77.5        76.6
                                              ------      ------       ------      ------     ------     -------
      Total earnings (loss)                   $309.1      $309.2       $467.3      $581.8     $406.3     $(119.2)
                                              ======      ======       ======      ======     ======     =======
Ratio of earnings (loss) to fixed
    charges                                   $ 3.69      $ 5.78       $ 8.24      $ 8.34     $ 5.24     $ (1.56)
                                              ======      ======       ======      ======     ======     =======
Adjusted ratio of earnings to fixed
  charges(1)                                  $ 3.86      $ 9.21       $ 9.98      $ 8.34     $ 5.24     $  0.65
                                              ======      ======       ======      ======     ======     =======

(1) The adjusted ratio of earnings to fixed charges for the six months ended June 30, 1998 excludes a charge of $9.1 million relating to the sale of the Company's IMC Vigoro business unit. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1997 excludes a charge of $183.7 million relating to the writedown of the historical carrying value of IMC's interest in the Main Pass 299 business of Phosphate Resource Partners Limited Partnership. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1996 excludes a charge of $98.6 million relating to the merger of The Vigoro Corporation into a wholly owned subsidiary of IMC. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1993 excludes a charge of $169.1 million relating to the settlement of litigation resulting from a May 1991 explosion at a nitroparaffins plant in Sterlington, Louisiana.